Exhibit 99.1

Ardagh Group S.A. – Third Quarter 2020 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the third quarter ended September 30, 2020.

	September 30, 2020	September 30, 2019	Change	Constant Currency

	($'m except per share data)
Revenue (1)	1,800	1,728	4%	2%

Profit/(loss) for the period - Group	43	(29)
Profit/(loss) for the period margin - Group	2.4%	(1.7%)
Earnings/(loss) per share - Group	0.18	(0.12)

Adjusted EBITDA (1)	330	320	3%	1%
Adjusted EBITDA margin (1)	18.3%	18.5%
Adjusted earnings per share - Group (2)	0.48	0.60

Dividend per share declared (3)	0.15	0.14

Paul Coulson, Chairman and Chief Executive, said “The Group performed very well in the quarter in a challenging operating environment, with continued strong growth in Metal Beverage Packaging and resumed volume growth in Glass Packaging, as on-premise channels re-opened. Our 2020 $250 million Business Growth Investment program has progressed well and will deliver new beverage can capacity in North America later this quarter. In addition, given a very favorable long-term outlook for sustainable packaging, we plan to invest over $1.8 billion in organic growth projects in 2021 to 2024, in addition to maintenance capex. This investment, will be principally in our beverage can business.”

•

Revenue for the quarter of $1,800 million, an increase of 4% at actual exchange rates and 2% at constant currency; Glass Packaging increased by 4% at constant currency, while Metal Beverage Packaging grew by 1% at constant currency, after the pass through of lower metal input costs.

•	Group volume/mix increased by 3%, with growth of 4% and 3% in Metal Beverage Packaging and Glass Packaging respectively.
•

Metal Beverage Packaging shipments increased by 7% in the quarter and by 4% in the year to date, with growth recorded in all regions. Specialty can shipments increased by 20% in the quarter and by 11% to date in 2020.

•

Adjusted EBITDA of $330 million increased by 3% at actual exchange rates and 1% at constant currency. Metal Beverage Packaging Adjusted EBITDA increased by 9% at constant currency in the quarter. Glass Packaging Adjusted EBITDA decreased by 6% at constant currency.

•	Earnings per share of $0.18 (2019: loss per share of $0.12), with Adjusted earnings per share of $0.48 (2019: $0.60).
•

The 2020 $250 million Business Growth Investment program remains on track, with two new beverage can lines due to commence production in North America by the end of the year. The very favorable outlook for sustainable packaging supports planned organic investment of over $1.8 billion in business growth projects in 2021-2024, approximately 85% of which will be in our beverage can businesses and underpinned by long-term customer contracts. All told, investment in organic growth projects will exceed $2 billion in the five years to 2024, with investments of approximately $800 million in 2021, $500 million in 2022 and the remaining $500 million during 2023-2024. The investment program, which will be funded from existing cash resources, free cash flow and, where necessary, incremental debt will provide attractive, de-leveraging returns to the Group.

•

Cash and available liquidity of $1.9 billion at September 30, 2020, including over $1.2 billion in cash, having fully repaid drawings under the Group’s Global Asset Based Loan Facility during the quarter.

•	Sustainability agenda further advanced during the quarter, with the commitment to adopt science-based sustainability targets.

(1) Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 13.

(2) Adjusted earnings per share and Adjusted profit for the three and nine months ended September 30, 2020 includes the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V. which is further set out on page 12. The comparative periods include the results of the divested Food & Specialty business, which have been presented as a Discontinued Operation.

(3) Payable on December 16, 2020 to shareholders of record on December 2, 2020.

1

Summary Financial Information

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in $ millions, except EPS, ratios and percentages)
Revenue (4)	1,800	1,728	5,028	5,079

Profit/(loss) for the period - Group	43	(29)	62	53
Profit/(loss) for the period margin - Group	2.4%	(1.7%)	1.2%	1.0%
Earnings/(loss) per share - Group	0.18	(0.12)	0.26	0.22

Adjusted EBITDA (4)	330	320	874	906
Adjusted EBITDA margin (4)	18.3%	18.5%	17.4%	17.8%
Adjusted profit for the period - Group (5)	113	142	273	339
Adjusted earnings per share - Group (5)	0.48	0.60	1.16	1.43

Adjusted operating cash flow (4)	345	255	241	288

	At September 30,	At December 31,
	2020	2019
	$'m	$'m
Net debt (6)	5,547	5,328
Cash and available liquidity	1,891	1,278
Net debt to LTM Adjusted EBITDA (7)	4.9x	4.5x

(4) Continuing Operations results for the three and nine months ended September 30, 2019 unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 13.

(5) Adjusted earnings per share and Adjusted profit for the three and nine months ended September 30, 2020 includes the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V. which is further set out on page 12. The comparative periods include the results of the divested Food & Specialty business, which have been presented as a Discontinued Operation.

(6) Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings includes IFRS 16 lease obligations.

(7) Net debt to LTM Adjusted EBITDA, at December 31, 2019, reflects the LTM Adjusted EBITDA for Continuing Operations.

2

Financial Performance Review

Bridge of 2019 to 2020 Revenue and Adjusted EBITDA

Three months ended September 30, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	412	464	414	438	1,728
Organic	(6)	14	41	(9)	40
FX translation	15	—	17	—	32
Revenue 2020	421	478	472	429	1,800

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	68	67	108	77	320
Organic	2	11	(1)	(10)	2
FX translation	3	—	5	—	8
Adjusted EBITDA 2020	73	78	112	67	330

2020 margin	17.3%	16.3%	23.7%	15.6%	18.3%
2019 margin	16.5%	14.4%	26.1%	17.6%	18.5%

Nine months ended September 30, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	1,215	1,359	1,218	1,287	5,079
Organic	(6)	(2)	11	(41)	(38)
FX translation	(8)	—	(5)	—	(13)
Revenue 2020	1,201	1,357	1,224	1,246	5,028

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	209	184	292	221	906
Organic	(11)	24	(15)	(29)	(31)
FX translation	(1)	—	—	—	(1)
Adjusted EBITDA 2020	197	208	277	192	874

2020 margin	16.4%	15.3%	22.6%	15.4%	17.4%
2019 margin	17.2%	13.5%	24.0%	17.2%	17.8%

3

Group Performance

Revenue of $1,800 million increased by 4% in the three months ended September 30, 2020, compared with the same period last year. On a constant currency basis, revenue increased by 2%, due to favorable volume/mix effects in Metal Beverage Packaging and Glass Packaging Europe, partly offset by the pass through of lower input costs in Metal Beverage Packaging and lower demand in Glass Packaging North America.

Third quarter Adjusted EBITDA of $330 million increased by 3% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 1%, as a 9% increase in Metal Beverage Packaging and a stable outturn in Glass Packaging Europe were partly offset by increased operating costs including $8 million COVID-19 related direct costs and unfavorable volume/mix in Glass Packaging North America.

Metal Beverage Packaging Europe

Revenue increased by $9 million, or 2%, to $421 million in the three months ended September 30, 2020, compared with $412 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $15 million, revenue decreased by $6 million, with volume/mix growth of 1% offset by the pass through of lower metal costs.

Adjusted EBITDA increased by 7%, to $73 million in the three months ended September 30, 2020, compared with $68 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $3 million, Adjusted EBITDA increased by $2 million, principally due to favorable volume/mix effects, partly offset by increased operating costs.

Metal Beverage Packaging Americas

Revenue increased by $14 million, or 3%, to $478 million in the three months ended September 30, 2020, compared with $464 million in the three months ended September 30, 2019. The increase in revenue principally reflected favorable volume/mix effects of 6%, partly offset by the pass through of lower input costs.

Adjusted EBITDA increased by $11 million, or 16%, to $78 million in the three months ended September 30, 2020, compared with $67 million in the three-month period ended September 30, 2019. The increase was mainly driven by favorable volume/mix effects, partly offset by higher operating costs.

Glass Packaging Europe

Revenue increased by $58 million, or 14%, to $472 million in the three months ended September 30, 2020, compared with $414 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $17 million, revenue increased by $41 million, or 10%, mainly due to favorable volume/mix effects of 8%, partly as a result of increased customer demand as the relaxation of COVID-19 restrictions showed early signs of translating to a recovery in “on-premise” consumption, in addition to selling price increases including related to the pass through of higher input costs.

Adjusted EBITDA increased by $4 million, or 4%, to $112 million in the three months ended September 30, 2020, compared with $108 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $5 million, Adjusted EBITDA was almost unchanged, as favorable volume/mix effects were offset by unfavorable fixed cost absorption as a result of lower production.

Glass Packaging North America

Revenue decreased by $9 million, or 2%, to $429 million in the three months ended September 30, 2020, compared with $438 million in the three months ended September 30, 2019. The decrease in revenue reflected unfavorable volume/mix effects of 2%, including a continued impact of COVID-19 on demand.

Adjusted EBITDA decreased by $10 million, or 13%, to $67 million in the three months ended September 30, 2020, compared with $77 million in the three months ended September 30, 2019. The decrease was mainly as a result of unfavorable volume/mix effects and higher operating and other costs.

COVID-19

The outbreak of the COVID-19 pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways. This has included an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

The ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue, which will, in turn, depend on the

4

duration of the COVID-19 pandemic, the impact of governmental and other regulations in response to the pandemic and the resulting effect on macroeconomic activity and consumer behavior.

During the three months ended September 30, 2020 the gradual relaxation of governmental measures to prevent the spread of the virus including lockdowns imposed earlier in the year, and in place for most of the second quarter, showed early signs of a recovery in “on-premise” consumption. In the quarter, this resulted in a sequential improvement in customer demand for our Glass packaging products which had experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales during the second quarter. During the three months ended September 30, 2020, incremental COVID-19 related costs, including safety and cleaning costs, continued to be incurred throughout the Group.

Our response to the COVID-19 across our business operations can be summarized as follows:

Business Continuity: We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments issued guidance, we received equivalent designations in all other countries where we operate. We will continue to manage our capacity in response to the evolution of demand.

Employee health and safety: The health and safety of our 16,000 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of the crisis. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response.

Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including temperature screening and increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Strong liquidity: During the third quarter the Group repaid in full the drawings on our Global Asset Based Loan Facility. The Group had $1,230 million in cash and cash equivalents and restricted cash as of September 30, 2020, as well as available but undrawn liquidity of $661 million under its credit facilities.

5

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its third quarter 2020 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on October 22, 2020. Please use the following webcast link to register for this call:

Webcast registration and access:

https://onlinexperiences.com/Launch/QReg/ShowUUID=00A39331-7806-4CD6-9FF0-E594511E59C6

Conference call dial in:

United States: +1855 85 70686
International: +44 (0) 3333 000 804
Participant pin code: 24030274#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

The third quarter 2020 interim report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in due course and available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 56 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, working capital, Adjusted operating cash flow from continuing operations, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

6

Consolidated Interim Financial Statements

Consolidated Interim Income Statement for the three months ended September 30, 2020

	Unaudited			Unaudited
	Three months ended September 30, 2020			Three months ended September 30, 2019
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,800	—	1,800	1,728	—	1,728
Cost of sales	(1,499)	(3)	(1,502)	(1,430)	(5)	(1,435)
Gross profit	301	(3)	298	298	(5)	293
Sales, general and administration expenses	(85)	(8)	(93)	(80)	(28)	(108)
Intangible amortization	(59)	—	(59)	(59)	—	(59)
Operating profit	157	(11)	146	159	(33)	126
Net finance expense	(78)	—	(78)	(115)	(112)	(227)
Share of post-tax profit/(loss) in equity accounted joint venture	2	(4)	(2)	—	—	—
Profit/(loss) before tax	81	(15)	66	44	(145)	(101)
Income tax (charge)/credit	(24)	1	(23)	(13)	17	4
Profit/(loss) from continuing operations	57	(14)	43	31	(128)	(97)
Profit from discontinued operation, net of tax	—	—	—	70	(2)	68
Profit/(loss) for the period	57	(14)	43	101	(130)	(29)

Profit/(loss) attributable to:
Equity holders			43			(29)
Non-controlling interests			—			—
Profit/(loss) for the period			43			(29)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders			$0.18			($0.12)

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders			$0.18			($0.41)

7

Consolidated Interim Income Statement for the nine months ended September 30, 2020

	Unaudited			Unaudited
	Nine months ended September 30, 2020			Nine months ended September 30, 2019
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	5,028	—	5,028	5,079	—	5,079
Cost of sales	(4,230)	(5)	(4,235)	(4,248)	2	(4,246)
Gross profit	798	(5)	793	831	2	833
Sales, general and administration expenses	(258)	(14)	(272)	(234)	(42)	(276)
Intangible amortization	(175)	—	(175)	(176)	—	(176)
Operating profit	365	(19)	346	421	(40)	381
Net finance expense	(183)	(74)	(257)	(355)	(112)	(467)
Share of post-tax loss in equity accounted joint venture	(10)	(12)	(22)	—	—	—
Profit/(loss) before tax	172	(105)	67	66	(152)	(86)
Income tax (charge)/credit	(56)	29	(27)	(23)	28	5
Profit/(loss) from continuing operations	116	(76)	40	43	(124)	(81)
Profit from discontinued operation, net of tax	—	22	22	144	(10)	134
Profit for the period	116	(54)	62	187	(134)	53

Profit attributable to:
Equity holders			62			53
Non-controlling interests			—			—
Profit for the period			62			53

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			$0.26			$0.22

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders			$0.17			($0.34)

8

Consolidated Interim Statement of Financial Position

	Unaudited	Unaudited
	At September 30,	At December 31,
	2020	2019
	$'m	$'m

Non-current assets
Intangible assets	2,758	2,884
Property, plant and equipment	2,736	2,677
Derivative financial instruments	27	4
Deferred tax assets	239	204
Investment in material joint venture	381	375
Other non-current assets	69	68
	6,210	6,212
Current assets
Inventories	933	964
Trade and other receivables	910	734
Contract assets	116	151
Derivative financial instruments	14	3
Cash and cash equivalents	1,230	614
	3,203	2,466
TOTAL ASSETS	9,413	8,678
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	170	165
Retained earnings	(2,330)	(2,181)
	(360)	(216)
Non-controlling interests	1	1
TOTAL EQUITY	(359)	(215)
Non-current liabilities
Borrowings	6,382	5,524
Lease obligations	270	291
Employee benefit obligations	859	716
Derivative financial instruments	48	44
Deferred tax liabilities	320	344
Provisions	43	29
	7,922	6,948
Current liabilities
Borrowings	20	22
Lease obligations	75	73
Interest payable	84	60
Derivative financial instruments	15	17
Trade and other payables	1,448	1,628
Income tax payable	125	97
Provisions	48	48
Dividend payable to shareholders	35	—
	1,850	1,945
TOTAL LIABILITIES	9,772	8,893
TOTAL EQUITY and LIABILITIES	9,413	8,678

9

Consolidated Interim Statement of Cash Flows

	Unaudited
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	481	386	585	717
Interest paid	(30)	(120)	(187)	(328)
Income tax paid	(11)	(5)	(34)	(38)
Net cash generated from operating activities - continuing operations	440	261	364	351
Net cash generated from operating activities - discontinued operation(8)	—	139	—	159
Net cash generated from operating activities	440	400	364	510

Cash flows used in investing activities
Purchase of property, plant and equipment	(119)	(123)	(345)	(397)
Purchase of software and other intangibles	(3)	(2)	(8)	(8)
Proceeds from disposal of property, plant and equipment	—	1	1	1
Investing cash flows used in continuing operations	(122)	(124)	(352)	(404)
Proceeds from disposal of discontinued operation	—	—	32	—
Investing cash flows used in discontinued operation	—	(28)	—	(96)
Net cash used in investing activities	(122)	(152)	(320)	(500)

Cash flows from financing activities
Proceeds from borrowings	—	1,706	4,068	1,923
Repayment of borrowings	(502)	(1,652)	(3,255)	(1,652)
Early redemption premium paid	—	(90)	(61)	(90)
Deferred debt issue costs paid	(8)	(12)	(30)	(12)
Lease payments	(23)	(19)	(68)	(55)
Dividends paid	—	(33)	(69)	(99)
Consideration received on extinguishment of derivative financial instruments	—	23	—	9
Financing cash flows (used in)/from continuing operations	(533)	(77)	585	24
Financing cash flows from discontinued operation	—	15	—	—
Net cash (outflow)/inflow from financing activities	(533)	(62)	585	24

Net (decrease)/increase in cash and cash equivalents	(215)	186	629	34
Cash and cash equivalents at beginning of period	1,448	374	614	530
Foreign exchange losses on cash and cash equivalents	(3)	(20)	(13)	(24)
Cash and cash equivalents at end of period	1,230	540	1,230	540

(8) Operating cash flows from the discontinued operation for the three and nine months ended September 30, 2019, include interest and income tax payments of $3 million and $11 million, and $5 million and $16 million respectively.

10

Financial assets and liabilities

At September 30, 2020, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	514	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	925	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	513	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	660	07-Dec-22	Revolving	–	–	660
Lease obligations	Various	–	–	Amortizing	–	345	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	20	1
Total borrowings / undrawn facilities						6,858	661
Deferred debt issue costs and bond discounts and bond premium						(111)	–
Net borrowings / undrawn facilities						6,747	661
Cash and cash equivalents						(1,230)	1,230
Derivative financial instruments used to hedge foreign currency and interest rate risk						30	–
Net debt / available liquidity						5,547	1,891

The maturity profile of the Group’s Senior Secured Notes and Senior Notes is as follows:

	At September 30,	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	–	–
Between one and three years	–	695
Between three and five years	1,526	832
Greater than five years	4,967	4,029
Total Senior Secured Notes and Senior Notes	6,493	5,556

11

Reconciliation of profit/(loss) for the period to Adjusted profit

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Profit/(loss) for the period - Group	43	(29)	62	53
Share of post-tax loss in equity accounted joint venture	2	—	22	—
	45	(29)	84	53
Exceptional items (9)	11	149	71	166
Tax credits associated with exceptional items (9)	(1)	(20)	(29)	(33)
Intangible amortization	59	61	175	192
Tax credit associated with intangible amortization	(14)	(16)	(41)	(43)
Losses/(gains) on derivative financial instruments and non-recurring Trivium transaction related foreign currency impact in net finance expense	1	(3)	(20)	4
	101	142	240	339
Share of Adjusted Profit in equity accounted joint venture	12	—	33	—
Adjusted profit for the period - Group (10)	113	142	273	339

Weighted average common shares	236.36	236.36	236.36	236.36

Earnings/(loss) per share - Group	0.18	(0.12)	0.26	0.22

Adjusted earnings per share - Group (10)	0.48	0.60	1.16	1.43

(9) Total exceptional items before tax for the nine months ended September 30, 2020 are primarily comprised of $74 million debt refinancing and settlement costs related to the redemption of notes in May and June,  $22 million gain arising from the finalization of the completion accounts relating to the disposal of the Food & Specialty Metal Packaging business and $29 million tax credits, primarily relating to U.S. tax reform and debt refinancing and settlement costs incurred in the period. Total exceptional items before tax for the nine months ended September 30, 2019 are primarily comprised of $112 million debt refinancing and settlement costs related to the notes repaid in August 2019 and $42 million transaction-related and other costs, primarily related to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation, $15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter, $37 million related to a pension service credit recognized in Glass Packaging North America following amendments to a pension scheme, and $28 million tax credits, primarily related to debt refinancing and settlement costs, in addition to the aforementioned provision for a court award and related interest in respect of the Group’s U.S glass business legal matter.  Further information in respect of exceptional items is set out in note 5 of the the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019.

(10) Adjusted earnings per share and Adjusted profit for the three and nine months ended September 30, 2020 include the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V.. The Group’s share of the results of Trivium Packaging B.V. has been accounted for in accordance with the Group’s accounting policies. The Adjusted profit of Trivium Packaging B.V. included in the Group’s Adjusted profit has been calculated in conformity with the Group’s definition and presentation of Adjusted profit, namely that the result for the period has been adjusted for the joint venture’s exceptional items, net of tax and amortization, net of tax in order to derive Adjusted profit. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

12

Reconciliation of profit/(loss) from continuing operations for the period to Adjusted EBITDA from continuing operations, Adjusted operating cash flow from continuing operations and Adjusted free cash flow - Group

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Profit/(loss) from continuing operations	43	(97)	40	(81)
Income tax charge/(credit)	23	(4)	27	(5)
Net finance expense	78	227	257	467
Depreciation and amortization	173	161	509	485
Exceptional operating items	11	33	19	40
Share of post-tax loss in equity accounted joint venture	2	—	22	—
Adjusted EBITDA from continuing operations	330	320	874	906
Movement in working capital	162	78	(210)	(152)
Exceptional restructuring paid	(2)	(1)	(3)	(9)
Capital expenditure (11)	(122)	(124)	(352)	(404)
Lease payments	(23)	(18)	(68)	(53)
Adjusted operating cash flow from continuing operations	345	255	241	288
Adjusted operating cash flow from discontinued operation	—	124	—	76
Interest paid (12)	(30)	(118)	(187)	(329)
Income tax paid	(11)	(17)	(34)	(53)
Adjusted free cash flow - Group (13)	304	244	20	(18)

(11) Capital expenditure for the three and nine months ended September 30, 2020, includes $57 million and $133 million relating to Business Growth Investment projects respectively.

(12) Interest paid in the three and nine months ended September 30, 2019, excludes $4 million in respect of the redemption, in August 2019, of the Group’s $1,650 million 7.250% Senior Notes due 2024, related to the interest from the date the Notes were called for redemption to the redemption date.

(13) Adjusted free cash flow - Group for the three and nine months ended September 30, 2019 reflect that the Group divested the Food & Specialty business as of October 31, 2019.

13

14